UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42869

Megan Holdings Limited

(Translation of registrant’s name into English)

B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual General Meeting of Shareholders

At the annual general meeting of shareholders (the “Meeting”) of Megan Holdings Limited (the “Company”) convened on July 13, 2026, at 10:00 A.M., local time (July 12, 2026, at 10:00 P.M., Eastern Time), at B-01-07, Gateway Corporate Suites, Gateway Kiaramas, No. 1, Jalan Desa Kiara, 50480 Mont Kiara, Kuala Lumpur, Malaysia, the shareholders of the Company adopted resolutions approving all of the three proposals considered at the Meeting. A total of 257,003,827 votes, representing 91.14% of the votes exercisable, represented by 7,003,827 Class A Ordinary Shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), each of which is entitled to one (1) vote per share, and 5,000,000 Class B Ordinary Shares, par value US$0.0001 per share (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), each of which is entitled to fifty (50) votes per share, as of June 9, 2026, the record date, were present in person or by proxy at the Meeting. All matters voted on at the meeting were approved. The results of the votes were as follows:

1. Proposal One – Share Consolidation Proposal

Resolution(s)	For	Against	Abstain
Proposal One: By an ordinary resolution: (a) conditional upon and with effect immediately following the approval of this resolution by the shareholders and as determined by the board of directors of the Company (the “Board”) in its sole discretion: (i) every issued and unissued Class A Ordinary Shares of a par value of US$0.0001 each and every issued and unissued Class B Ordinary Shares of a par value of US$0.0001 each in the authorized share capital of the Company be consolidated on a pari passu basis at the same ratio, to be effected by the Board in its sole discretion in one or more tranches at any time within two (2) years following the date of the Meeting, at such aggregate ratio not exceeding one-for-four hundred (1-for-400) and on such effective date or dates as the Board shall determine and announce (each, a “Share Consolidation” and together, the “Share Consolidations”); and (ii) no fractional Ordinary Shares be issued in connection with any Share Consolidation, and any fractional Ordinary Shares that would otherwise result from a Share Consolidation be rounded up to the nearest whole Ordinary Share of the relevant Class at the holder level. (b) the Board be and is hereby authorized, in its absolute and sole discretion, to implement one or more Share Consolidations, to determine the exact consolidation ratio and the effective date of such Share Consolidation, and to elect not to implement any Share Consolidation within two (2) years following the date of the Meeting. (c) any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts and things and to execute all such documents as he or she may consider necessary, desirable or appropriate to give effect to any Share Consolidation (the “Share Consolidation Proposal”).	256,359,455	644,353	19

2. Proposal Two – M&A Notice Amendment Proposal

Resolution(s)	For	Against	Abstain
Proposal Two: By a special resolution, the third amended and restated memorandum and articles of association (the “Amended M&A”) in the form produced to the Meeting as Annex A to the Notice of Meeting be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing second amended and restated memorandum and articles of association of the Company (the “Current M&A”) with immediate effect to reflect the following amendments: (a) Article 64 of the Current M&A be amended by deleting the words “At least ten (10) clear days’ notice” at the beginning of the Article and replacing them with “At least five (5) clear days’ notice”; and (b) Article 147(a) of the Current M&A be amended by deleting the words “five calendar days after the time when the letter containing the same is posted” and replacing them with “two calendar days after the time when the letter containing the same is posted”, so that, with effect from the date of the Meeting, (i) the minimum notice period for any general meeting of the Company shall be five (5) clear days (rather than ten (10) clear days) and (ii) notice of any general meeting or other notice or document served by post shall be deemed served two (2) calendar days after posting (rather than five (5) calendar days after posting) (the “M&A Notice Amendment Proposal”).	256,418,884	582,441	2,502

3. Proposal Three – Adjournment Proposal

Resolution(s)	For	Against	Abstain
Proposal Three: By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two (the “Adjournment Proposal”).	256,592,808	347,243	63,776

As a result of the approval of the M&A Notice Amendment Proposal, the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Third Amended and Restated M&A”) has been adopted in substitution for, and to the exclusion of, the second amended and restated memorandum and articles of association of the Company previously in effect, with immediate effect. A copy of the Third Amended and Restated M&A is furnished as Exhibit 3.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association of Megan Holdings Limited (adopted on July 13, 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Megan Holdings Limited

By:	/s/ Hoo Wei Sern
Name:	Hoo Wei Sern
Title:	Executive Chairman, Chief Executive Officer and Executive Director

Date: July 15, 2026

3